As filed with the Securities and Exchange Commission on February 1, 2011
Securities Act File No. 333-167999
Investment Company Act File No. 811-22432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES	☑
ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑
and/or
REGISTRATION STATEMENT UNDER THE	☑
INVESTMENT COMPANY ACT OF 1940
Amendment No. 1	☑
(Check appropriate box or boxes)

del Rey Global Investors Funds
(Exact Name of Registrant as Specified in Charter)
6701 Center Drive West, Suite 655
Los Angeles, CA 90045
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (310) 649-1230
Gerald W. Wheeler, Esq.
Chief Operating Officer
del Rey Global Investors, LLC
6701 Center Drive West, Suite 655
Los Angeles, CA 90045
(Name and Address of Agent for Service)
Copies to:
Counsel for the Registrant:
Barry Barbash, Esq.
Maria Gattuso, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note
     This Post-Effective Amendment consists of the following:
     1. Facing Sheet of the Registration Statement.
     2. Part C to the Registration Statement (including signature page).
     3. Exhibit (e)1 to Item 28 of the Registration Statement.
     This Post-Effective Amendment is being filed solely to file the distribution agreement with conformed signatures as Exhibit (e)1 to Item 28 of this Registration Statement on Form N-1A.
     Parts A and B of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A filed on January 28, 2011 and declared effective on January 31, 2011 are incorporated by reference herein.

PART C. OTHER INFORMATION
Item 28. Exhibits.

Exhibit
Number		Description

(a)	(1)	—	Certificate of Trust of del Ray Global Investors Funds (the “Registrant”), dated June 18, 2010, is incorporated herein by reference to Exhibit (a)(1) of Registrant’s filing of its Registration Statement on Form N-1A on July 6, 2010.

	(2)	—	Amended and Restated Trust Agreement of the Registrant is incorporated herein by reference to Exhibit (a)(2) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(b)		—	By-Laws of the Registrant is incorporated herein by reference to Exhibit (b) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(c)		—	Article V and Sections 4.1, 6.2 and 7.6 of the Amended and Restated Trust Agreement of the Registrant incorporated herein by reference to Exhibit (a)(2), and Article II of the Bylaws incorporated herein by reference to Exhibit (b), of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(d)	(1)	—	Investment Management Agreement between the Registrant and del Rey Global Investors, LLC (the “Manager”) dated January 14, 2011 is incorporated herein by reference to Exhibit (d)(1) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(2)	—	Fee Waiver/Expense Reimbursement Agreement between the Registrant and the Manager dated January 24, 2011 is incorporated herein by reference to Exhibit (d)(2) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(e)	(1)	—	Distribution Agreement between Registrant and Foreside Fund Services, LLC (the “Distributor”) dated January 27, 2011.(a)

	(2)	—	Form of Selling Group Member Agreement is incorporated herein by reference to Exhibit (e)(2) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

	(3)	—	Form of Dealer Agreement is incorporated herein by reference to Exhibit (e)(3) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

(f)		—	None.

(g)		—	Custody Agreement between the Registrant and The Northern Trust Company dated January 24, 2011 is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(h)	(1)	—	Transfer Agency and Service Agreement between the Registrant and The Northern Trust Company dated January 24, 2011 is incorporated herein by reference to Exhibit (h)(1) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(2)	—	Fund Administration and Accounting Agreement between the Registrant and The Northern Trust Company dated January 24, 2011 is incorporated herein by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(3)	—	Distribution Services Agreement between the Manager and the Distributor dated January 27, 2011 is incorporated herein by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

	(4)	—	Fund CCO Agreement between the Registrant and Foreside Compliance Services,

Exhibit
Number		Description

LLC dated January 27, 2011 is incorporated herein by reference to Exhibit (h)(4) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

(i)		—	Opinion of Morris, Nichols, Arsht & Tunnell LLP, special Delaware counsel for the Registrant, is incorporated herein by reference to Exhibit (i) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

(j)		—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant, is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on Form N-1A on January 28, 2011.

(k)		—	None.

(l)		—	Initial Share Purchase Agreement between the Registrant and the Manager dated January 24, 2011 is incorporated herein by reference to Exhibit (l) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(m)		—	Form of Distribution and Service Plan is incorporated herein by reference to Exhibit (m) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(n)		—	Form of Plan pursuant to Rule 18f-3 is incorporated herein by reference to Exhibit (n) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(p)	(1)	—	Code of Ethics of the Registrant is incorporated herein by reference to Exhibit (p)(1) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(2)	—	Code of Ethics of the Manager is incorporated herein by reference to Exhibit (p)(2) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(q)	(1)	—	Power of Attorney for David G. Chrencik is incorporated herein by reference to Exhibit (q)(1) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(2)	—	Power of Attorney for Roger Hartley is incorporated herein by reference to Exhibit (q)(2) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

	(3)	—	Power of Attorney for Guy Talarico is incorporated herein by reference to Exhibit (q)(3) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on Form N-1A on January 26, 2011.

(a)	Filed herewith.
Item 29. Persons Controlled by or Under Common Control with Registrant.
     Immediately prior to this offering, del Rey Global Investors, LLC, a Delaware limited liability company, will own shares of the Registrant, representing 100% of the common stock outstanding. Following the completion of this offering, del Rey Global Investors, LLC’s share ownership is expected to represent less than 1% of the common stock outstanding.
Item 30. Indemnification.
     Reference is made to Article VII of the Registrant’s Amended and Restated Trust Agreement (the “Trust Agreement”) and Section 3817 of the Delaware Statutory Trust Act

(Title 12 of the Delaware Code). Pursuant to its organizational documents and the applicable provisions of certain agreements, the trustees, officers, employees and agents of the Trust will be indemnified to the maximum extent permitted by Delaware law, and the Investment Company Act of 1940, as amended (the “Investment Company Act”).
     Section 7.2 of the Trust Agreement provides:
     Limitation of Liability. A Trustee shall be liable to the Trust and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Manager, advisor, sub-adviser or Principal Underwriter of the Trust.
     All Persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the Series that such Person extended credit to, contracted with or has a claim against, and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.
     Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees by any of them in connection with the Trust shall conclusively be deemed to have been executed or done only in or with respect to his or their capacity as Trustee or Trustees, and such Trustee or Trustees shall not be personally liable thereon. At the Trustees’ discretion, any note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the Office of the Secretary of State of the State of Delaware and that a limitation on liability of Series exists and such note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust by a Trustee or Trustees in such capacity and not individually or by an officer or officers in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.
     Section 7.3 of the Trust Agreement further provides:
     Trustee’s Good Faith Action, Expert Advice, No Bond or Surety. The exercise in good faith by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Agreement and shall be under no liability for any act or omission in accordance with such advice; provided the Trustees shall be under no liability for failing to follow such advice. The Trustees shall not be required to give any bond as such nor any surety if a bond is obtained.
     Section 7.4 of the Trust Agreement further provides:
     Insurance. The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee, officer, employee or agent of the Trust in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust.

     Section 7.5 of the Trust Agreement further provides:
Indemnification.
(a) Subject to the exceptions and limitations contained in subsection (b) below:
     (i) every person who is, or has been, a Trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust and each Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.
     (ii) as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.
(b) To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person:
     (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or
     (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.
(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section 7.5 shall be paid by the Trust and each Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 7.5(d) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.

(e) Any repeal or modification of this Article VII or adoption or modification of any other provision of this Agreement inconsistent with this Article, shall be prospective only, to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.
(f) Notwithstanding any other provision in this Agreement to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 7.5 and any advancement of expenses that any Covered Person is entitled to be paid under Section 7.5(d) shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article VII; provided that any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes thereof) in such manner as the Trustees in their sole discretion deem fair and equitable.
     In Section 7 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended, (the “Securities Act”) against certain types of civil liabilities arising in connection with the Registration Statement or the Prospectus and Statement of Additional Information.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of the Manager.
     Information as to the members and officers of del Rey Global Investors, LLC, is included in its Form ADV as filed with the SEC (File No. 801-71069), and is incorporated herein by reference.
Item 32. Principal Underwriters.
(a) Foreside Fund Services, LLC (“the Distributor”) acts as principal underwriter for the del Rey Monarch Fund. The Distributor also serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:
1) American Beacon Funds

2) American Beacon Mileage Funds

3) American Beacon Select Funds

4) Henderson Global Funds

5) Bridgeway Funds, Inc.

6) Century Capital Management Trust

7) Sound Shore Fund, Inc.

8) Forum Funds

9) Central Park Group Multi-Event Fund

10) PMC Funds, Series of the Trust for Professional Managers

11) Nomura Partners Funds, Inc.

12) Wintergreen Fund, Inc.

13) RevenueShares ETF Trust

14) Direxion Shares ETF Trust

15) Javelin Exchange-Traded Trust

16) AdvisorShares Trust

17) Liberty Street Horizon Fund, Series of the Investment Managers Series Trust

18) DundeeWealth Funds

19) U.S. One Trust

20) Turner Funds

21) Center Coast MLP Focus Fund, series of the Investment Managers Series Trust
(b) The following are officers and directors of Foreside Fund Services, LLC, the Registrant’s underwriter. Their main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

		Position with	Position with
Name	Address	Underwriter	Registrant

Mark S. Redman	690 Taylor Road, Suite 150, Gahanna, OH 43230	President and Manager	None

Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President, Treasurer and Manager	None

Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Director of Compliance	None
(c) Not applicable
Item 33. Location of Accounts and Records.
     All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act and the rules thereunder are maintained at the offices of:
(a) Registrant, 6701 Center Drive West, Suite 655, Los Angeles, CA 90045.

(b) Distributor, 690 Taylor Road, Suite 150, Gahanna, OH 43230 and Three Canal Plaza, Suite 100, Portland, ME 04101.
(c) del Rey Global Investors, LLC, 6701 Center Drive West, Suite 655, Los Angeles, CA 90045.
(d) Administrator, The Northern Trust Company, 50 South LaSalle Street, Chicago, IL 60675.
Item 34. Management Services.
     Other than as set out under the caption “Fund Management” in the Prospectus constituting Part A of the Registration Statement and under caption “Investment Manager” in the Statement of Additional Information constituting Part B of the Registration Statement for the Registrant, the Registrant is not a party to any management-related service contract.
Item 35. Undertakings.
Not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, and the State of California, on the 1st day of February, 2011.

del Rey Monarch Fund
By:	/s/ Paul J. Hechmer
Paul J. Hechmer
Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE	TITLE	DATE

/s/ Paul J. Hechmer Paul J. Hechmer	Chief Executive Officer (principal executive officer)	February 1, 2011

/s/ Gerald W. Wheeler Gerald W. Wheeler	Chief Financial Officer, President, Secretary and Trustee (principal financial officer)	February 1, 2011

* David G. Chrencik	Trustee	February 1, 2011

* Roger Hartley	Trustee	February 1, 2011

* Guy Talarico	Trustee	February 1, 2011

* By:	/s/ Gerald W. Wheeler Gerald W. Wheeler, as Attorney-in-Fact

Exhibit	Exhibit Name
(e)(1)	Distribution Agreement between Registrant and Foreside Fund Services, LLC dated January 27, 2011